SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Rule 13e-3 Transaction Statement
        (Pursuant to Section 13(e) of the Securities Exchange Act of 1934

                       INTERNATIONAL AMERICAN HOMES, INC.
                                (Name of Issuer)

                       INTERNATIONAL AMERICAN HOMES, INC.
                      (Name of Person(s) Filing Statement)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                   459004 30 5
                      (CUSIP Number of Class of Securities)

                                Robert J. Suarez
                                    President
                       International American Homes, Inc.
                            9950 Princess Palm Avenue
                                    Suite 112
                                 Tampa, FL 33619
       (Name, Address and Telephone Number of Person Authorized to Receive
       Notices and Communications on Behalf of Person(s) Filing Statement)

This statement is filed in connection with (check appropriate box):

a. [X] The filing of solicitation materials or an information statement subject to Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b. [ ] The filing of a registration statement under the Securities Act of 1933.
c. [ ] A tender offer.
d. [ ] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]


                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
Transaction Valuation:     $900,000*             Amount of filing fee:      $180
--------------------------------------------------------------------------------

* Estimated maximum price to be paid in lieu of issuance of fractional shares of Common Stock to persons who would hold less than one whole share of Common Stock of record in any discrete account after the proposed Reverse Stock Split Proposal based on an amount per share equal to the product obtained by multiplying (i) 500 times the weighted average trading price per share of all the Common Stock sold during the period beginning on January 1, 1999 and ending on the twelfth business day next following the date of the Notice of Annual Meeting of Stockholders of the Company as reported or expected to be reported by the BLOOMBERG(R)Service, by (ii) a fraction, the numerator of which shall be the number of shares of Common Stock owned by such stockholder of record in such stockholder's account immediately prior to the reverse stock split and the denominator of which shall be 500.

[ ] Check box if any part of the fee is offset by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by either a registration statement number, or the Form or Schedule and the date of its filing.

          Amount Previously Paid:
          Form or Registration No.:
          Filing Party:
          Date Filed:

                          SUMMARY - THE ANNUAL MEETING


         This Rule 13E-3 Transaction Statement is being filed by International American Homes, Inc. (the "Company" or "IAH") with respect to the class of equity securities of the Company that is subject to a Rule 13e-3 transaction. The Company is submitting to its shareholders a proposal to approve and adopt a Certificate of Amendment to the Company's Restated Certificate of Incorporation providing for (a) a one-for-500 reverse stock split of the Company's Common Stock, (b) a cash payment per share determined by the product obtained by multiplying (i) 500 times the weighted average trading price of the Common Stock sold during the period beginning on January 1, 1999 and ending on the twelfth business day next following the date of the Notice of Annual Meeting of Stockholders of the Company as reported or expected to be reported by the BLOOMBERG(R) Service, by (ii) a fraction, the numerator of which shall be the number of shares of Common Stock of record owned by such stockholder in their account immediately prior to the reverse stock split and the denominator of which shall be 500, for the currently outstanding Common Stock in lieu of the issuance of any resulting fractional shares of Common Stock to persons who would hold less than one whole share of Common Stock of record in any discrete account after the proposed reverse stock split (items (a) and (b) will be considered one proposal and referred to herein as the "Reverse Stock Split Proposal"), and (c) the reduction of the total number of shares of capital stock which the Company shall have authority to issue to eleven thousand (11,000), of which ten thousand (10,000) shall be shares of Common Stock with a par value of $.01 per share and one thousand (1,000) shall be shares of Preferred Stock with a par value of $.01 per share. The Reverse Stock Split Proposal is upon the terms and subject to the conditions set forth in the Company's Preliminary Proxy Statement for the Company's Annual Meeting scheduled to be held on September __, 1999, a copy of which is filed as an exhibit hereto and is incorporated herein by reference in its entirety. The other purposes of the Annual Meeting are to elect two Class I directors and transact such other business as may properly come before the Annual Meeting.

         The following Cross-Reference Sheet is supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Proxy Statement filed by the Company with the Securities and Exchange Commission on July 2, 1999 (including all annexes and exhibits thereto, the "Proxy Statement") of the information required to be included in response to the items of this Statement. The Information in the Proxy Statement, a copy of which is attached hereto as Exhibit A, is hereby expressly incorporated by reference and the responses to each item are qualified in their entirety by the provisions of the Proxy Statement.

                              CROSS-REFERENCE SHEET


Item No.                        Location in Proxy Statement

1.      Issuer and Class        NOTICE OF 1999 ANNUAL MEETING OF STOCKHOLDERS;
        of Security Subject     GENERAL INFORMATION; SPECIAL FACTORS--Background
        to the Transaction      of the Proposed Reverse Stock Split Proposal;
                                PROPOSAL 2-- Summary; Purpose Of The Reverse
                                Stock Split; PRICE RANGE OF COMMON STOCK;
                                DIVIDENDS; TRADING VOLUME; ADDITIONAL
                                INFORMATION; Stockholder Proposal for the 2000
                                Annual Meeting

2.      Identity and            NOTICE OF 1999 ANNUAL MEETING OF STOCKHOLDERS;
        Background              GENERAL INFORMATION; PROPOSAL 1

3.      Past Contacts,          SPECIAL FACTORS--Conduct of Company's Business
        Transactions or         after the Reverse Stock Split; Certain
        Negotiations            Relationships and Related Transactions

4.      Terms of the            NOTICE OF 1999 ANNUAL MEETING OF STOCKHOLDERS;
        Transaction             SPECIAL FACTORS--Background of the Proposed
                                Reverse Stock Split Proposal; The Effects of
                                Reverse Stock Split and Reduction in Authorized
                                Stock; Potential Detriments of the Reverse Stock
                                Split Proposal to Stockholders; Accretion in
                                Ownership and Control of Certain Stockholders;
                                Financial Effect of the Reverse Stock Split;
                                Recommendation of the Board of Directors;
                                Fairness of the Reverse Stock Split Proposal;
                                Conduct of the Company's Business after the Reverse Stock Split; PROPOSAL 2-- Summary;
                                Structure of the Reverse Stock Split; Purpose of the Reverse Stock Split; Effect of the Reverse
                                Stock Split Proposal on IAH Stockholders; Effect of the Reverse Stock Split Proposal on IAH;
                                Stock Certificates; Appraisal Rights;
                                Reservation of Rights; ADDITIONAL
                                INFORMATION--Cost of Proxy Solicitation and the Reverse Stock Split

5.      Plans or Proposals      SPECIAL FACTORS--Conduct of the Company's
        of the Issuer or        Business after the Reverse Stock Split;
        Affiliate               Background of the Proposed Reverse Stock Split
                                Proposal; PROPOSAL 2--Summary; Purpose of the
                                Reverse Stock Split; Effect of the Reverse Stock
                                Split Proposal on IAH

6.      Source and              ADDITIONAL INFORMATION--Cost of Proxy
        Amounts of Funds        Solicitation and the Reverse Stock Split
        or Other
        Consideration

7.      Purpose(s),             SPECIAL FACTORS--Background of the Proposed
        Alternatives,           Reverse Stock Split Proposal; The Effects of the
        Reasons and             Reverse Stock Split and Reduction in Authorized
        Effects                 Stock; Recommendation of the Board of Directors;
                                Fairness of the Reverse Stock Split Proposal;
                                Potential Detriments of the Reverse Stock Split
                                Proposal to Stockholders; Accretion in Ownership and Control of Certain Stockholders; Financial
                                Effect of the Reverse Stock Split; Conduct of the Company's Business After the Reverse Stock
                                Split; Stock Ownership--Security Ownership of
                                Certain Beneficial Owners and Management;
                                PROPOSAL 2--Summary; Purpose of the Reverse
                                Stock Split; Effect of the Reverse Stock Split
                                Proposal on IAH Stockholders; Effect of the
                                Reverse Stock Split Proposal on IAH; Stock
                                Certificates; Certain Federal Income Tax
                                Consequences.

8.      Fairness of the         SPECIAL FACTORS--Recommendation of the Board of
        Transaction             Directors; Fairness of the Reverse Stock Split
                                Proposal.

9.      Reports, Opinions,      SPECIAL FACTORS--Background of Proposed Reverse
        Appraisals and          Stock Split Proposal; Recommendation of the
        Certain                 Board of Directors; Fairness of the Reverse
        Negotiations            Stock Split

10.     Interest in             Stock Ownership--Security Ownership of Certain
        Securities of the       Beneficial Owners and Management; PROPOSAL 1;
        Issuer                  EXECUTIVE COMPENSATION--Stock Options; CERTAIN
                                RELATIONSHIPS and RELATED TRANSACTIONS

11.     Contracts,              Stock Ownership--Security Ownership of Certain
        Arrangements or         Beneficial Owners and Management; PROPOSAL 1;
        Understandings          EXECUTIVE COMPENSATION--Stock Options; CERTAIN
        with Respect to         RELATIONSHIPS and RELATED TRANSACTIONS
        the Issuer's
        Securities

12.     Present Intention       SPECIAL FACTORS--Recommendation of the Board of
        and                     Directors; Fairness of the Reverse Stock Split
        Recommendation          Proposal; Potential Detriments of the Reverse
        of Certain Persons      Stock Split Proposal to Shareholders; Accretion
        with Regard to the      in Ownership and Control of Shareholders
        Transaction

13.     Other Provisions        PROPOSAL 2--Appraisal Rights
        of the Transaction

14.     Financial               SPECIAL FACTORS--Financial Effect of the Reverse
        Information             Stock Split; ADDITIONAL INFORMATION--Financial
                                Information

15.     Persons and             GENERAL INFORMATION; ADDITIONAL INFORMATION--
        Assets Employed,        Cost of Proxy Solicitation and the Reverse Stock
        Retained or             Split
        Utilized

16.     Additional              Proxy Statement
        Information

17.     Material to Be          Proxy Statement; Form 10-K for the Fiscal Year
        Filed as Exhibits       Ended March 31, 1999


Item 1.  Issuer and Class of Security Subject to the Transaction.

         (a) International American Homes, Inc., a Delaware corporation, the issuer of the Common Stock, is filing this Statement. The information set forth under the captions "Notice of 1999 Annual Meeting of Stockholders"; "GENERAL INFORMATION"; "PROPOSAL 2--Purpose Of Reverse Stock Split" and "ADDITIONAL INFORMA- TION--Stockholder Proposals For The 2000 Annual Meeting" of the Proxy Statement is incorporated herein by Reference pursuant to General Instruction F to Schedule 13E-3.

         (b) The exact title of the class of equity securities to which this statement relates is Common Stock, $.01 par value. There are 10,000,000 shares authorized and 869,214 issued and outstanding. The number of holders of record at June 1, 1999 were approximately 2,323. The information set forth under the captions "NOTICE OF 1999 ANNUAL MEETING OF STOCKHOLDERS"; "GENERAL INFORMATION"; and "PROPOSAL 2--Purpose of the Reverse Stock Split" of the Proxy Statement is incorporated herein by reference pursuant to General Instruction F of Schedule 13E-3.

         (c) The information set forth under the caption "Price Range of Common Stock; Dividends; Trading Volume" of the Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

         (d) The information set forth under the caption "Price Range of Common Stock; Dividends; Trading Volume" of the Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

         (e) Not applicable

         (f) The information set forth under the caption "SPECIAL
FACTORS--Background of the Proposed Reverse Stock Split Proposal" of the Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3."

Item 2.  Identity and Background.

         (a)-(d), (g) International American Homes, Inc., a Delaware corporation, the issuer of the Common Stock, is filing this Statement. Its principal executive office is located at 9950 Princess Palm Avenue, Suite 112, Tampa, Florida 33619. Each Executive Officer and Director of the Company is a United States citizen. The information set forth under the captions "NOTICE OF 1999 ANNUAL MEETING OF STOCKHOLDERS"; "GENERAL INFORMATION"; and "PROPOSAL 1" of the Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

         (e), (f) To the best of the Company's knowledge, during the past five years no person with respect to whom this Item requires information to be furnished has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to any proceeding of a judicial or administrative body of competent jurisdiction, nor subject to a judgment, decree or final order of the type required to be disclosed by this Item.

Item 3.  Past Contacts, Transactions or Negotiations.

         (a) Not applicable

         (b) The information set forth under the captions "SPECIAL FACTORS--Conduct of the Company's Business After the Reverse Stock Split"; and "Certain Relationships and Related Transactions" of the Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

Item 4.  Terms of the Transaction.

         The information set forth under the captions "NOTICE OF 1999 ANNUAL MEETING OF STOCKHOLDERS"; "SPECIAL FACTORS--Background of the Proposed Reverse Stock Split Proposal"; "--The Effects of the Reverse Stock Split and Reduction in Authorized Stock"; "Potential Detriments of the Reverse Stock Split Proposal to Stockholders; Accretion in Ownership and Control of Certain Shareholders"; "Financial Effects of the Reverse Stock Split; "--Recommendation of the Board of Directors; Fairness of the Reverse Stock Split Proposal"; "--Conduct of the Company's Business after the Reverse Stock Split"; "PROPOSAL 2--Summary"; "--Structure of the Reverse Stock Split"; "--Purpose of the Reverse Stock Split"; "--Effect of the Reverse Stock Split Proposal on IAH Stockholders"; "--Effect of the Reverse Stock Split Proposal on IAH"; "--Stock Certificates"; "--Appraisal Rights"; "--Reservation of Rights"; and "Additional Information --Cost of Proxy Solicitation and the Reverse Stock Split" of the Proxy Statement is incorporated herein by reference pursuant to General Instruction F to
Schedule 13E-3.

Item 5.  Plans or Proposals of the Issuer or Affiliate.

         (a)-(e) The information set forth under the caption "SPECIAL FACTORS--Conduct of the Company's Business after the Reverse Stock Split" of the Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

         (f), (g) The information set forth under the caption "SPECIAL FACTORS--Background of the Proposed Reverse Stock Split Proposal"; "PROPOSAL 2--Summary"; "--Purpose of the Reverse Stock Split" and "--Effect of the Reverse Stock Split Proposal on IAH" of the Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

Item 6.  Source and Amounts of Funds or Other Consideration.

         (a)-(d) The information set forth under the caption "ADDITIONAL INFORMATION--Cost of Proxy Solicitation and the Reverse Stock Split" of the Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E- 3.

Item 7.  Purpose(s), Alternatives, Reasons and Effects.

         (a) The information set forth under the captions "SPECIAL FACTORS--Background of the Proposed Reverse Stock Split Proposal"; "PROPOSAL 2--Summary" and "--Purpose of the Reverse Stock Split" of the Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

         (b) The information set forth under the captions "SPECIAL FACTORS--Background of the Proposed Reverse Stock Split"; and "--Recommendation of the Board of Directors; Fairness of the Reverse Stock Split Proposal" of the Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

         (c) The information set forth under the captions "SPECIAL FACTORS--Background of the Proposed Reverse Stock Split Proposal"; and "--Recommendation of the Board of Directors; Fairness of the Reverse Stock Split Proposal" of the Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

         (d) The information set forth under the captions "SPECIAL FACTORS--The Effects of the Reverse Stock Split and Reduction in Authorized Stock"; "--Potential Detriments of the Reverse Stock Split Proposal to Stockholders; Accretion by Ownership and Control of Certain Stockholders"; "--Financial Effect of the Reverse Stock Split"; "--Conduct of the Company's Business After the Reverse Stock Split"; "STOCK OWNERSHIP--Security Ownership of Certain Beneficial Owners and Management"; "PROPOSAL 2--Summary"; "--Purpose of the Reverse Stock Split"; "--Effect of the Reverse Stock Split Proposal on IAH Stockholders"; "--Effect of the Reverse Stock Split Proposal on IAH"; "--Stock Certificates";

and "Certain Federal Income Tax Consequences" of the Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

Item 8.  Fairness of the Transaction.

         (a)-(e) The information set forth under the caption "SPECIAL FACTORS-- Recommendation of the Board of Directors; Fairness of the Reverse Stock Split Proposal" of the Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

         (f) Not Applicable

Item 9.  Reports, Opinions, Appraisals and Certain Negotiations.

         (a)-(c) The information set forth under the captions "SPECIAL FACTORS-- Background of the Proposed Reverse Stock Split"; and "--Recommendation of the Board of Directors; Fairness of the Reverse Stock Split Proposal"; of the Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

Item 10. Interest in Securities of the Issuer.

         (a) The information set forth under the caption "STOCK
OWNERSHIP--Security Ownership of Certain Beneficial Owners and Management" of the Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

         (b) The information set forth under the captions "STOCK
OWNERSHIP--Security Ownership of Certain Beneficial Owners and Management"; "PROPOSAL 1"; "EXECUTIVE COMPENSATION--Stock Options"; and "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS" of the Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

Item 11. Contracts, Arrangements or Understandings with Respect to the Issuer's Securities.

         (a) The information set forth under the captions "STOCK
OWNERSHIP--Security Ownership of Certain Beneficial Owners and Management"; "PROPOSAL 1"; "EXECUTIVE COMPENSATION--Stock Options"; and "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS" of the Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

Item 12. Present Intention and Recommendation of Certain Persons with Regard to the Transaction.

         (a) The information set forth under the captions "SPECIAL FACTORS-- Recommendation of the Board of Directors; Fairness of the Reverse Stock Split"; and "--Potential Detriments of the Reverse Stock Split to Stockholders; Accretion in Ownership and

Control of Stockholders" of the Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

         (b) The information set forth under the caption "SPECIAL FACTORS-- Recommendation of the Board of Directors; Fairness of the Reverse Stock Split"; of the Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E- 3.

Item 13. Other Provisions of the Transactions.

         (a) The information set forth under the caption "PROPOSAL 2--Appraisal Rights" of the Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

         (b) Not Applicable

         (c) Not Applicable

Item 14. Financial Information.

         (a) The information set forth under the captions "SPECIAL FACTORS--Financial Effect of the Reverse Stock Split"; and "ADDITIONAL INFORMATION--Financial Information" of the Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3; Also provided in Form 10-K for the Fiscal Year Ended March 31, 1999, as filed with the Securities and Exchange Commission on June 29, 1999 and attached to the Proxy Statement as Annex A; (note that the Company's Form 10-Q for the first quarter of 1999 is not due until August 14, 1999).

         (b) The information set forth under the captions "SPECIAL FACTORS--Financial Effect of the Reverse Stock Split" of the Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3; Also provided in Form 10-K for the Fiscal Year Ended March 31, 1999, as filed with the Securities and Exchange Commission on June 29, 1999 and attached to the Proxy Statement as Annex A (note that the Company's Form 10-Q for the first quarter of 1999 is not due until August 14, 1999).

Item 15. Persons and Assets Employed, Retained or Utilized.

         (a) The information set forth under the caption "ADDITIONAL INFORMATION--Cost of Proxy Solicitation and the Reverse Stock Split" of the Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

         (b) The information set forth under the captions "GENERAL INFORMATION" and "ADDITIONAL INFORMATION--Cost of Proxy Solicitation and the Reverse Stock Split" of the Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

Item 16. Additional information.

         All of the information set forth in the Preliminary Proxy Statement is incorporated herein by reference.

Item 17. Material to Be Filed as Exhibits.

         (a) Not Applicable

         (b) Not Applicable

         (c) Not Applicable

         (d)(1) Preliminary Proxy Statement (Exhibit A)

         (d)(2) Form 10-K for the Fiscal Year Ended March 31, 1999, as filed with the Securities and Exchange Commission on June 29, 1999 (Exhibit B)

         (e) Not Applicable

         (f) Not Applicable

                                    SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                       July 2, 1999
                                                       ------------
                                                          (Date)


                                                   /s/ Robert J. Suarez
                                                   --------------------
                                                        (Signature)


                                                Robert J. Suarez, President
                                                ---------------------------
                                                      (Name and Title)